Richard R. Matner, Ph.D., MBA – President and Chief Strategy Officer, Member of Board of Directors: Recently served as Managing Director of Life Sciences for Tekcapital LLC, of Cambridge UK, responsible for identification and commercialization of licensable technologies from institutional venues into private organizations. Dr. Matner served as Director of Technology Transfer and Commercial Development for Roswell Park Cancer Institute from 2005-2013 where he managed all commercialization activities for intellectual property originating from Roswell Park; spinning out 9 startup companies in the process. He negotiated and executed a number of licensing agreements with Chinese pharmaceutical companies and was an invited speaker by the governor of Xi'an Province to speak on the commercialization of medical technologies in western China. Dr. Matner spent the previous 23 years at the 3M Corporation, Health Care Division, St. Paul, MN where he held the positions of Product Development Specialist, Development Manager and Marketing Manager for the Biotechnology and Medical Divisions; holding 9 patents and leading 6 commercialization teams from concept to market. Dr. Matner was directly responsible for gaining $190 million in annual revenues from his commercialized inventions, obtaining a Six Sigma black belt in the process. Dr. Matner discovered and commercialized the diagnostic test that tracked down the Jack-in- the-box E. coli outbreak in the Pacific Northwest and subsequently won a 90% market share in global E. coli testing for 3M. His organization of private industry, K Street lobbying groups, and governmental agencies resulted in his diagnostic test codified into the Pathogen Reduction Act signed by President Clinton. In 1980 Dr. Matner earned a doctorate in Molecular Biology and Biophysics from the University of Rochester, Rochester, NY and a Masters of Business Administration in international marketing in 1993 from the University of St. Thomas, St. Paul, MN.

Dr. Matner's unique experience in the development and implementation of strategies to commercialize pharmaceutical research, oversee patenting, licensing and marketing of drug candidates along with his insight into commercially viable molecular genetics and cloning technologies is a valuable asset to the Company.